UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-147086-01

TONGXIN INTERNATIONAL LTD.

(Translation of Registrant’s Name into English)

199 Pierce Street, Suite 202,
Birmingham, Michigan 48009

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Settlement of Pending Class Action Litigation

An agreement has been reached for the settlement of the previously-disclosed shareholder class action litigation against Tongxin International Ltd. (“the Company”) and certain of its current and former officers and directors, which has been pending in the United States District Court for the Central District of California.  This proceeding consolidated four separate lawsuits that had been brought on behalf of a putative class of all persons who purchased shares of the Company between May 18, 2009, and December 14, 2010.

Under the terms of the settlement, the Company’s insurer will pay the sum of USD$3 million, and all claims against the Company and its current and former officers and directors will be settled, released and dismissed, without any admission of liability or wrongdoing.  The settlement amount and substantially all costs of the Company’s defense, subject to applicable deductibles and retentions, will be paid by the Company’s insurer.

The settlement remains subject to preliminary approval by the Court, certain other conditions including notice to settlement class members and an opportunity for settlement class members to object or opt-out of the settlement, and final approval by the Court.

Forward Looking Statements

This report contains statements about future events, any and all of which may constitute forward-looking statements or information under applicable securities laws. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

All forward-looking statements or information are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected.

The forward-looking statements or information contained in this report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TONGXIN INTERNATIONAL LTD.
(Registrant)

By:	/s/ William E. Zielke
Name: William E. Zielke
Title: Chief Executive Officer

Date: March 22, 2012

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